EPIC ENERGY RESOURCES, INC.

                       1450 Lake Robbins Drive, Suite 160
                             The Woodlands, TX 77380
                                 (281) 419-3742

                                November 5, 2008


Kristina Aberg
Securities and Exchange Commission
Mail Stop 4561
100 F Street, NE
Washington, DC 20549

      Re:   Epic Energy Resources, Inc.
            Form S-1
            SEC File No. 333-148479


     Epic Energy Resources, Inc. (the "Company") requests that the effective date of the above captioned Registration Statement be accelerated to November 7, 2008, 11:30 a.m. Eastern time, or as soon as practicable thereafter.

     The Company understands that:

     o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     o the Company may not assert the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

                                Very truly yours,


                                /s/ Mike Kinney
                                ----------------------------------------
                                Mike Kinney, Principal Financial and
                                Accounting Officer